FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒     Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

PRESS RELEASE

National Bank of Greece’s

Repeat General Meeting of Shareholders’ resolutions

National Bank of Greece announces that the Repeat General Meeting of its Shareholders was held on 9 May 2006 at Megaro Mela. The Bank’s General Meeting convened with a quorum representing a total of 95,687,435 shares, i.e. 28.20% of the Bank’s paid up share capital.

Accordingly, discussion and decision making on the items concerning amendment of the existing and approval of a new stock options programme, amendment of Article 5 of the Bank’s Articles of Association and the Bank’s share capital increase through payment in cash of up to euro 3 billion, observing the pre-emptive rights of the existing shareholders, was postponed due to lack of the quorum required by law and the Bank’s Articles of Association. Decision making on the item concerning amendment of Articles 21, 22, 23 and 24 of the Bank’s Articles of Association was postponed for a second Repeat General Meeting. The Bank’s Board of Directors at today’s meeting that followed decided to invite the General Meeting of Shareholders to the second Repeat General Meeting, to be held on Tuesday, 23 May 2006 at 12:00 noon at Megaro Mela (Aiolou 93) with the same agenda.

Athens, 9 May 2006

The rights are being offered in compliance with Greek law and have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Accordingly, in compliance with U.S. regulations, the rights will only be extended to existing shareholders outside the United States in accordance with Rule 903 of Regulation S under the Securities Act. Notwithstanding the foregoing, the Bank may extend rights to existing shareholders in the United States who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in reliance on exemptions provided for private placements under Section 4(2) of the Securities Act.

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

SECOND REPEAT GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, 23 MAY 2006, AT 12:00 noon

Pursuant to the provisions for Sociétés Anonymes (Companies’ Act 2190/1920) and for dematerialized shares (Law 2396/96), and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 9 May 2006, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Aiolou 86, Athens, Greece, are invited to the Bank’s second Repeat General Meeting to be held at 12:00 noon on Tuesday, 23 May 2006, at Aiolou 93 (Megaro Mela), Athens, with the following agenda:

1.                                       Amendment of the existing and approval of a new stock options programme enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended.

2.                                       Amendment of Articles 5, 21, 22, 23, 24 of the Bank’s Articles of Association.

3.                                       The Bank’s share capital increase through payment in cash of up to euro 3 billion, observing the pre-emptive rights of the existing shareholders. Board of Directors’ authorization for the settlement of any fractional rights and offering of any unsubscribed shares. Amendment of Articles 4 and 39 of the Bank’s Articles of Association referring to share capital due to the said increase.

4.                                       Other announcements and approvals.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the second Repeat General Meeting in person or by proxy are requested to proceed as follows:

1.                                       Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 17 May 2006).

2.                                       Shareholders of dematerialized shares which are held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 17 May 2006).

3.                                       Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and network branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Wednesday, 17 May 2006). Shareholders abroad should deposit their shares with any local NBG

Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Wednesday, 17  May 2006.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210 334 3414/16/21/26/28/60/94, and Fax. Nos. +30 210 334 3404/06/10).

Athens, 9 May 2006
By order of the Board of Directors

EFSTRATIOS-GEORGE (TAKIS) ARAPOGLOU
Chairman and Chief Executive Officer

NATIONAL BANK OF GREECE

ANNOUNCEMENT FOR THE SHAREHOLDERS

2005 DIVIDEND PAYMENT PROCEDURES

As part of its effort to keep its shareholders fully informed at all times, National Bank of Greece announces the following:

The Ordinary Meeting of Shareholders held on 27 April 2006 also decided on the distribution of a €1 dividend per share for the year 2005, to be paid as of Thursday, 11 May 2006 by any one of the following procedures:

•                  If the Dematerialized Securities System (DSS) operator is National Bank of Greece, the dividend amount that corresponds to the number of shares handled by it will be credited automatically to the shareholder’s deposit account linked to the established account of shares held with the Bank.

•                  If the DSS operator is an entity (bank or brokerage firm) other than National Bank of Greece, the DSS operator will collect the dividend amount that corresponds to the number of shares handled by it for the shareholder’s account to release the said amount to the shareholder.

•                  In the event that a shareholder has filed a request for exception with his/her DSS operator or the Central Securities Depository S.A. (which should be filed at least five working days before the dividend payment commencement date), the dividend amount to which the shareholder is entitled will be collected by himself/herself from any branch of the Bank’s network in Greece. For the purpose of this transaction, the shareholder should present his/her identity card (necessarily), along with a printed copy of his/her DSS particulars (optionally), provided by his/her DSS operator. The shareholder’s dividend may be collected by a third party for the shareholder’s account, provided such third party presents the same documentation as above along with an appropriate authorization including the full details of the authorizing shareholder along with the shareholder’s signature authenticated by a police or other appropriate authority).

The same procedure holds for shareholders whose DSS operator is the Central Securities Depository S.A..

For any other enquiry, shareholders are requested to contact the Bank, using the following address:

NBG Shareholders Department

Aiolou 93, Athens 10232

Tel. Nos. +30 210 334 3415/21/26/36.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 10th May, 2006
Deputy Chief Executive Officer